SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                File No. 0-17140

                         For the month of September 2003

                                   Tomkins plc

                 (Translation of registrant's name into English)

                   East Putney House, 84 Upper Richmond Road,
                         London SW15 2ST, United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.      Safe Harbor Statement

2. Tomkins announces satisfaction of all conditions to the offer to purchase all of the of Stackpole Limited, dated 18 June 2003

3.      Notification of Major Interest in Shares, dated 31 July 2003

4.      Notice of Results, dated 28 July 2003

5. Notification of Interests of Directors and Connected Persons, dated 24 July 2003

6.      Notification of Major Interest in Shares, dated 16 July 2003

7.      Documents re Circular to Shareholders, dated 4 July 2003

8.      Notification of Major Interest in Shares, dated 3 July 2003

9. Early redemption of the Redeemable Preference shares at $48.50 per share, dated 1 July 2003

10. Listing Particulars, Formal Notice For Specialist Securities, dated 29 August 2003

11.     Tomkins Second Quarter and Interim Results Presentation, dated 28
        August 2003

12.     Documents re Result of EGM, dated 12 August 2003

13. Results of Extraordinary General Meeting and Separate Class Meeting, dated 11 August 2003

14.     Notification of Major Interest in Shares, dated 2 September 2003

Exhibit 1


This  document may contain  "forward-looking  statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document,  the words "anticipate",  "believe",  "estimate",  "assume",  "could",
"should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2.

18 June 2003

                TOMKINS ANNOUNCES SATISFACTION OF ALL CONDITIONS
        TO THE OFFER TO PURCHASE ALL OF THE SHARES OF STACKPOLE LIMITED


Tomkins plc (London: TOMK, NYSE: TKS) announces that at the expiry yesterday of the offer dated 12 May 2003 made by 2023103 Ontario Inc. (the "Offeror"), an indirect wholly owned subsidiary of Tomkins plc, to acquire all the outstanding common shares of Stackpole Limited (TSX:SKD), in excess of 97% of the outstanding common shares of Stackpole Limited (on a fully diluted basis) have been deposited to the offer. This number is sufficient to satisfy the minimum tender condition of the offer. In addition, the other conditions to the offer have been satisfied or waived and the Offeror has instructed its depository to take up and pay for the common shares deposited to the offer.

Tomkins plc also announces that the Offeror intends to acquire the remaining common shares of Stackpole Limited not deposited to the offer by exercise of the Offeror's compulsory acquisition right under the Ontario Business Corporations Act. Shareholders of Stackpole Limited who did not tender to the offer will be offered Cdn $33.25 per common share, the same price that was offered to shareholders under the original offer.

                                     -ends-

Enquiries to:

Tomkins plc
Stephen Devany                                  Tel:       + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head                                      Tel:       + 44 (0) 20 7251 3801
Charlotte Hepburne-Scott

Exhibit 3.


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

       Chase Nominees Limited (A/c des.18408)                    115,016
       Chase Nominees Limited (A/c des.20947)                  4,209,399
       Bank of Ireland (A/c des.BNX009IE)                        211,173
       BARCLAYS CAPITAL NOMINEES LIMITED                         192,453
       Barclays Trust Co & Others                                  8,888
       Barclays Trust Co DMC69                                    39,000
       Barclays Trust Co R69                                     145,878
       Chase Nominees Limited (A/c des. 16344)                     8,483
       Chase Nominees Limited (A/c des. 16331)                   282,259
       Chase Nominees Limited (A/c des. 16341)                    57,393
       Chase Nominees Limited (A/c des. 16341)                   702,980
       Chase Nominees Limited                                     54,144
       Chase Nominees Limited (A/c des. 16342)                    93,748
       Chase Nominees Limited (A/c des. 16400)                 6,879,866
       BOSTON SAFE DEPOSIT AND TRUST (A/c des. 591668)           167,884
       CHASE MANHATTAN BANK (A/c des. 500227)                  3,509,775
       CHASE MANHATTAN BANK (A/c des. 502872)                  1,346,545
       CHASE MANHATTAN BANK (A/c des. 508068)                    398,426
       CHASE MANHATTAN BANK (A/c des. 527191)                    803,980
       CHASE MANHATTAN BANK (A/c des. 536747)                    171,815
       CHASE MANHATTAN BANK (A/c des. 552942)                    286,646
       Chase Nominees Limited (A/c des. 16376)                   381,240
       CITIBANK, N.A. (United States) (A/c des. 597367)           84,782
       Clydesdale Nominees  HGB0125 (A/c des. 3102317)             3,625
       Clydesdale Nominees  HGB0125 (A/c des. 7000417)            26,000
       Clydesdale Nominees  HGB0125 (A/c des. 7000425)            26,000
       Clydesdale Nominees  HGB0225 (A/c des. 23000)               3,000
       INVESTORS BANK AND TRUST CO. (A/c des. 428169)             72,806
       INVESTORS BANK AND TRUST CO. (A/c des. 555879)             14,962
       INVESTORS BANK AND TRUST CO. (A/c des. 573039)             85,750
       INVESTORS BANK AND TRUST CO. (A/c des. 583293)            291,176
       INVESTORS BANK AND TRUST CO. (A/c des. 586072)             74,076
       INVESTORS BANK AND TRUST CO. (A/c des. 595966)            197,566
       INVESTORS BANK AND TRUST CO. (A/c des. 598856)             10,607
       INVESTORS BANK AND TRUST CO. (A/c des. 911140)             20,632
       JPMORGAN CHASE BANK (A/c des. 540186)                      66,791
       JPMORGAN CHASE BANK (A/c des. 555465)                     140,024
       JPMORGAN CHASE BANK (A/c des. 599123)                      22,345
       JPMorgan Chase Bank (A/c des. BTC034IE)                    10,003
       JPMorgan Chase Bank (A/c des. BTC045IE)                    88,016
       JPMorgan Chase Bank (A/c des. BTGF01IE)                    18,948
       JPMorgan Chase Bank (A/c des. BTGF04IE)                   103,970
       JPMorgan Chase Bank (A/c des. BTGF05IE)                     8,380
       JPMorgan Chase Bank (A/c des. BTGF07IE)                    17,400
       JPMorgan Chase Bank (A/c des. BTK001IE)                    92,588
       JPMorgan Chase Bank (A/c des. BTS004IE)                    84,173
       JPMorgan Chase Bank (A/c des. BTS005IE)                    12,526
       JPMorgan Chase Bank (A/c des. BTS011IE)                    33,600
       JPMorgan Chase Bank (A/c des. BTS015IE)                     4,354
       JPMorgan Chase Bank (A/c des. BTS024IE)                     8,620
       JPMorgan Chase Bank (A/c des. BTS028IE)                   324,497
       JPMorgan Chase Bank (A/c des. BTS033IE)                     5,406
       Mellon (A/c des. 600282)                                   19,300
       Mitsubishi Trust International (A/c des. BNN018IE)          4,393
       NORTHERN TRUST BANK - BGI SEPA (A/c des. 581610)           49,503
       NORTHERN TRUST BANK - BGI SEPA (A/c des. 584069)           29,172
       State Street (A/c des. BNN005IE)                              290
       State Street (A/c des. BNX012IE)                           14,811
       STATE STREET BANK & TRUST - US (A/c des. 713101)          767,819
       Swan Nominees Limited                                      55,044
       UBS Limited (A/c des. 583996)                             224,113
       ZEBAN NOMINEES LIMITED                                     38,600

          TOTAL                                               23,222,659


5. Number of shares / amount of stock acquired

Not notified

The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

30 July 2003

12. Total holding following this notification

23,222,659

13. Total percentage holding of issued class following this notification

3.00343%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

31 July 2003

Exhibit 4.

28 July 2003

NOTICE OF SECOND QUARTER AND INTERIM RESULTS


Tomkins plc (LSE: TOMK, NYSE: TKS) will be announcing its 2003 second quarter and interim results on Thursday 28 August 2003.

For further information, please contact:

Tomkins plc
Stephen Devany                                  Tel:       + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head                                      Tel:       + 44 (0) 20 7251 3801
Charlotte Hepburne-Scott

Exhibit 5.


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

David Baxter Newlands

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

294,515 (beneficial); 20,000 (non-beneficial)

16. Total percentage holding of issued class following this notification

0.03810% (beneficial); 0.00259% (non-beneficial)

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 July 2003




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Norman Neill Broadhurst

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

0.00129%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 July 2003



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

John Michael Joseph Keenan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

9,000

16. Total percentage holding of issued class following this notification

0.00116%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 July 2003



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Joseph Minton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

106,000

16. Total percentage holding of issued class following this notification

0.01371%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 July 2003


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Sir Brian Ivor Pitman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

11,717

16. Total percentage holding of issued class following this notification

0.00152%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 July 2003



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Marshall Frederick Wallach

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

245.00p

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

115,000  (held as 27,000 ADRs and 7,000 Ordinary shares)

16. Total percentage holding of issued class following this notification

0.01488%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 July 2003

Exhibit 6.

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%


8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

15 July 2003

12. Total holding following this notification

30,692,693

13. Total percentage holding of issued class following this notification

3.97061%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

16 July 2003

Exhibit 7

4 July 2003

Tomkins plc

Circular to shareholders re recommended proposal to allow for the early redemption of the Redeemable Preference Shares.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. 020 7676 1000

Exhibit 8

Announcement Body Information:

The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP

3 July 2003

Dear Sirs

Notification of Major Interests in Shares

Convertible Cumulative Preference Shares of US $50 each ("Perpetual Preference Shares")

Convertible Cumulative Redeemable Preference Shares of US $50 each ("Redeemable Preference Shares")

1. Date of transaction: Not notified.

2. Date Company informed: 2 July 2003.

3. Number of shares acquired: See following narrative.

Following  changes  in  the  interests  of  the  undermentioned  persons,  their
interests  in  the  unlisted  Perpetual   Preference  Shares  and  the  unlisted
Redeemable Preference Shares of Tomkins plc are now as follows:



--------------------------------------------------------------------------------
                   Perpetual Preference Shares    Redeemable Preference Shares
--------------------------------------------------------------------------------
                      No. of shares          %       No. of shares           %
--------------------------------------------------------------------------------
C G Cannon                8,526,521      81.15          10,399,966       83.61
--------------------------------------------------------------------------------
C C Gates                 8,639,058      82.22          10,689,944       85.94
--------------------------------------------------------------------------------
B G Hopper                8,932,650      85.01          10,664,330       85.74
--------------------------------------------------------------------------------
R E Hopper                8,932,650      85.01          10,664,330       85.74
--------------------------------------------------------------------------------
J A Woodruff III          8,621,831      82.05          10,516,213       84.55
--------------------------------------------------------------------------------

The registered holder of all of the shares detailed above is B-C Management LLC.

The above holdings include interests held as joint trustees and interests in income from shares held under trust where there may be more than one beneficiary.

Yours faithfully


Norman Porter
Company Secretary

Exhibit 9


Enquiries to:

Tomkins plc                                                   Date 1 July 2003
Stephen Devany               Tel: + 44 (0) 20 8877 5153       Page 1 of 4
Head of Corporate Communications

Finsbury
Rollo Head                   Tel: + 44 (0) 207251 3801
Charlotte Hepburne-Scott


EARLY REDEMPTION OF THE REDEEMABLE PREFERENCE SHARES AT $48.50 PER SHARE

Tomkins plc announces that it has reached agreement with Bear Creek Inc., a corporate trustee administering certain Gates family trusts which controls approximately 90% of Tomkins' US dollar denominated voting convertible
cumulative   redeemable   preference  shares  of  US$50  each  (the  "Redeemable
Preference Shares" or "RPS"), to a proposal which will enable the early redemption of the entire class of these preference shares at a reduced redemption price of US$48.50 (together with accruals of dividend up to the date of such redemption) (the "Proposal"). Under the Proposal it is expected that the RPS would be redeemed on 26 August 2003 rather than 29 July 2006. The redemption of the RPS will amount to approximately US$603 million (GBP366 million).

Benefits of the Proposal
Tomkins believes that the early redemption of the RPS is in the interests of shareholders for the following reasons:

- The redemption at a price below par and the current favourable cost of refinancing with debt of an equivalent maturity would both be value enhancing for shareholders.

- The favourable cost of refinancing would enhance fully diluted earnings per share.

- The early redemption supports Tomkins' broader strategy to simplify its capital structure and to manage efficiently the maturity of its funding commitments.

Following the redemption of the RPS, the fully diluted interests of the Gates family and the other preference shareholders in Tomkins will reduce from approximately 22.5% to approximately 11.7%.

 Commenting on the Proposal, David Newlands, Chairman of Tomkins, said:
"This is a positive move for Tomkins. It will simplify our capital structure, effectively reduce the fully diluted number of shares outstanding and will enable refinancing at attractive rates.

"Whilst the investment of the Gates family in Tomkins is reduced as a result of this proposal, the Board welcomes their continuing support and involvement through their interests in the Perpetual Convertible Preference Shares."

Background

Tomkins currently has two classes of US$50 preference shares which were issued in 1996 in connection with the acquisition of The Gates Corporation. Approximately 90% of the preference shares are controlled by Bear Creek, Inc. ("BCI"), a corporate trustee administering trusts, through a nominee company, for the benefit of the Gates family. One class of these shares, the RPS, is required to be redeemed at US$50 per share on 29 July 2006 (together with accruals of dividend up to such date). The RPS have a coupon of 4.344% and are convertible into ordinary shares of Tomkins on the basis of 9.77 ordinary shares of 5p each for each RPS converted.

Tomkins wishes to simplify its capital structure and to take advantage of the current favourable interest rate environment to reduce its financing costs by the early redemption and refinancing of the RPS. No changes will be made to the ordinary shares or to the other class of preference shares, the US dollar denominated voting convertible cumulative preference shares of $50 each (the "Perpetual Preference Shares" or "PPS"). BCI has indicated its desire to diversify the Gates family investment portfolio and BCI has entered into an irrevocable undertaking to support the Proposal in respect of its beneficial holdings of 90.7% of the RPS and 88.1% of the PPS.

Process to implement the Proposal

The early redemption will be achieved by amending the terms of the RPS as contained in Tomkins' Articles of Association. Under these amendments the redemption date of the RPS will be amended from 29 July 2006 to 26 August 2003 (or, if later, 10 working days after the capital reorganisation described below has been completed) and the Redemption Price will be reduced from US$50 per share to US$48.50 per share. These amendments will require the approval of shareholders at an extraordinary general meeting of the company and also the approval of holders of the RPS at a separate class meeting of the Redeemable Preference Shareholders.

Given that Mr Marshall Wallach is both a director of Tomkins and an adviser to BCI, and members of Mr Wallach's immediate family are beneficiaries under certain of the trusts controlled by BCI, the Proposal will be subject to the UKLA's rules on transactions with related parties. Accordingly the Proposal is subject to a vote of ordinary shareholders who are not related parties which will also be proposed at the extraordinary general meeting. These meetings will take place on 11 August 2003. An explanatory circular and the notices convening the meetings will be posted to shareholders shortly.

In conjunction with the early redemption, Tomkins is proposing to implement a court sanctioned reduction of capital in a wholly owned subsidiary of Tomkins. This reduction of capital will have the effect of maintaining the distributable reserves of Tomkins following the redemption of the RPS. The Proposal is conditional on court sanction of this reduction of capital.

The early redemption will be funded from Tomkins' existing cash resources and funding facilities together with a new two-year GBP250 million bank facility. It is Tomkins' intention to refinance this new facility 2 subsequently as part of the Company's wider funding considerations based on its treasury policies, funding objectives and prevailing market conditions.

Recommendation and voting intentions

The Directors (excluding Mr Marshall Wallach who has not participated in the Board's consideration of these matters, given his interests in the Proposal), who have been so advised by the Company's financial advisers, Cazenove, consider that the Proposal is fair and reasonable so far as Tomkins' shareholders are concerned. In providing advice to the Directors (excluding Mr Marshall Wallach), Cazenove has taken into account the commercial assessments of those Directors in respect of the Proposal.

Accordingly, the Directors (excluding Mr Marshall Wallach) consider that the Proposal is in the best interests of the company and its shareholders as a whole and intend to recommend that all shareholders vote in favour of each of the resolutions to be put to the general and class meetings on which they are entitled to vote, as they intend to do in respect of their own beneficial holdings of shares in the company.

Legal Notice

This  document may contain  "forward-looking  statements"  within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licences or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Cazenove & Co. Ltd, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for Tomkins plc and no one else in connection with the Proposal referred to herein, and will not be responsible to anyone other than Tomkins plc for providing the protections afforded to customers of Cazenove & Co. Ltd nor for providing advice to any other person in relation to the Proposal or any other matter referred to herein.

 -ends-

Exhibit 10.

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:            29th August, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:                 GBP750,000,000 Euro Medium Term note Programme

ISSUER:                           Tomkins Finance PLC

INCORPORATED IN:                  England & Wales

GUARANTOR:                        Tomkins PLC

INCORPORATED IN:                  England & Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

BNP Paribas                                    Tomkins Finance PLC/ Tomkins PLC
10 Harewood Avenue                             East Putney House
London                                         84 Upper Richmond Road
NW1 6AA                                        London
                                               SW15 2ST

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Exhibit 11.

--------------------------------------------------------------------------------
Second Quarter & Interim Results 2003                      28 August 2003
--------------------------------------------------------------------------------


1


--------------------------------------------------------------------------------
Introduction                                               David Newlands
--------------------------------------------------------------------------------

2


--------------------------------------------------------------------------------
Financial Review                                           Ken Lever
--------------------------------------------------------------------------------

3


Key Points


*    Strong performances in difficult markets
*    Realising benefits of SMIs
*    Encouraging margin trends
*    Continuing focus on cash flow
*    Investments creating economic value

4


Summary Statement of Profit & Loss - Half Year

-------------------------------------------------------------------------------------------------
  GBPm                                                                      June 2003   June 2002
-------------------------------------------------------------------------------------------------
  Sales                                                                       1,599.0     1,713.2
-------------------------------------------------------------------------------------------------
  Operating profit before operating exeptional items*:

  - Business Groups                    1. Encouraging performance               147.7       163.7
  - Centre                             2. One off item in 2002                  (11.7)       (4.7)
-------------------------------------------------------------------------------------------------
                                                                                136.0       159.0
  Operating exceptional items          3. Investment in SMIs                    (15.9)      (16.7)
-------------------------------------------------------------------------------------------------
  Operating profit                                                              120.1       142.3
  Non-operating exceptional items      4. Exit from non core businesses         (18.4)       11.0
-------------------------------------------------------------------------------------------------
  Profit before goodwill amortisation                                           101.7       153.3
  Goodwill amortisation                                                          (5.1)       (5.3)
-------------------------------------------------------------------------------------------------
  Profit before interest                                                         96.6       148.0
  Interest                                                                       (1.9)        1.0
-------------------------------------------------------------------------------------------------
  Profit before tax                                                              94.7       149.0
  Tax at 27% (estimated rate for full year)                                     (25.6)      (35.0)
-------------------------------------------------------------------------------------------------
  Profit after tax                                                               69.1       114.0
-------------------------------------------------------------------------------------------------

* includes associates and before goodwill amortisation


5


Operating Profit - Half Year

----------------------------------------------------------------------------------------------------------------------------
                                                               June 2003                                     June 2002
----------------------------------------------------------------------------------------------------------------------------

  GBPm                                Before        Operating           After          Before       Operating       After
                                    operating      exceptional        operating      operating     exceptional   operating
                                  exceptional       items           exceptional    exceptional       items     exceptional
                                       items                             items           items                       items

Industrial & Automotive               97.8           (4.5)              93.3            95.8         (15.1)        80.7
Air Systems Components                17.3           (2.3)              15.0            27.3          (1.6)        25.7
Engineered & Construction Products    32.6           (9.1)              23.5            40.6             -         40.6
Total of business groups             147.7          (15.9)             131.8           163.7         (16.7)       147.0
Centre                               (11.7)             -              (11.7)           (4.7)            -         (4.7)
Total before goodwill amortisation   136.0          (15.9)             120.1           159.0         (16.7)       142.3
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
*    Strong performance in Industrial & Automotive
*    Good recovery in Q2 for Air Systems Components
*    Engineered and Construction Products suffers from difficult business conditions
*    Centre costs of - GBP2m per month
--------------------------------------------------------------------------------

6


Non-operating exceptional items

-----------------------------------------------------------------------------------------------------------------
    GBPm                                                                                  June 2003    June 2002

-----------------------------------------------------------------------------------------------------------------
    Profits/losses on the disposal of businesses:
    -Book (loss)/profit                                                                        (0.8)        20.4
    -Reinstated goodwill                                                                      (21.0)        (9.4)
    Exit from non-core businesses                                                             (32.6)           -
    Reversal of other provisions                                                               33.1            -
    Profit on asset disposals                                                                   2.9            -
-----------------------------------------------------------------------------------------------------------------
                                                                                              (18.4)        11.0
-----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
*    Disposals of overseas valves and pumps
*    Provision reversal mitigates effect of exit from European CurvedHose
*    Profit on asset disposal due to insurance receipts
--------------------------------------------------------------------------------

7



Industrial & Automotive
--------------------------------------------------------------------------------
   $m                                              Sales          Operating
                                                                   profit
                                                                   before
                                                                  operating
                                                                 exceptional
                                                                    items *
--------------------------------------------------------------------------------
  June 2002                                      1,472.2            138.5

  Movement in:

  -Power Transmission                               91.6             18.9
  -Powertrain                                        6.7              0.5
  -Fluid Power                                       2.2             (4.9)
  -Wiper Systems                                    31.8              2.2
  -Fluid Systems                                     7.6              1.3
  -Other                                           (16.9)             1.0
--------------------------------------------------------------------------------
  June 2003                                      1,595.2            157.5
--------------------------------------------------------------------------------



Sales grow by 8.4% and operating profit up by 13.7%

--------------------------------------------------------------------------------
  $m                                           June 2003        June 2002
--------------------------------------------------------------------------------
  Sales                                          1,595.2          1,472.2

  Operating profit*:

  -before Operating Exceptional items              157.5            138.5
  -after Operating Exceptional items               150.3            116.8

  Operating margin:

  -before Operating Exceptional items                9.9%             9.4%
  -after Operating Exceptional Items                 9.4%             7.9%
--------------------------------------------------------------------------------


*before goodwill amortisation

--------------------------------------------------------------------------------
*    Margins benefit from mix and cost reduction
*    PT grows from non USA regions and aftermarket
*    Aftermarket benefits Wiper Systems
*    Growth in RPTMS in Fluid Systems
*    Weak markets in Fluid Power
--------------------------------------------------------------------------------

8


  Air Systems Components

--------------------------------------------------------------------------------
   $m                                              Sales          Operating
                                                                   profit
                                                                   before
                                                                  operating
                                                                 exceptional
                                                                    items *
--------------------------------------------------------------------------------
  June 2002                                        383.3              39.6

  Movement in:

  -Industrial & Commercial                         (14.7)             (2.5)
  -Residential                                      (3.8)             (1.8)
  -Plant closings                                      -              (7.6)
  -UK                                                1.4               0.2
  June 2003                                        366.2              27.9
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Market share gains in industrial and commercial construction when market down
8%
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
  $m                                           June 2003        June 2002
--------------------------------------------------------------------------------
  Sales                                            366.2            383.3

  Operating profit*:

  -before Operating Exceptional items               27.9             39.6
  -after Operating Exceptional items                24.2             37.3

  Operating margin:

  -before Operating Exceptional items               7.6%            10.3%
  -after Operating Exceptional Items                6.6%             9.7%
--------------------------------------------------------------------------------


*before goodwill amortisation

--------------------------------------------------------------------------------
*    Margin improvement in Q2
*    Double digit margins in H2
*    Weak OE market in Fans & Blowers
*    Impact of plant closings
--------------------------------------------------------------------------------

9


Engineered & Construction Products

--------------------------------------------------------------------------------
   $m                                              Sales          Operating
                                                                   profit
                                                                   before
                                                                  operating
                                                                 exceptional
                                                                    items *
--------------------------------------------------------------------------------
  June 2002                                        624.1            58.7

  Movement in:

  -Bathware                                         (2.4)           (1.2)
  - Fittings                                        (1.4)           (3.7)
  -Wheels & Axles                                   (2.9)            0.7
  -Doors & Windows                                  (0.5)           (0.9)
  -Material Handling                                 0.3             3.0
  - Valves & Taps                                   15.9             0.4
  - Disposals & Other                              (18.7)           (4.7)
  June 2003                                        614.4            52.3
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Difficult business conditions led to lower sales and operating profits and reduced margins.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  $m                                           June 2003        June 2002
--------------------------------------------------------------------------------
  Sales                                            614.4            624.1

  Operating profit*:

  -before Operating Exceptional items               52.3             58.7
  -after Operating Exceptional items                37.7             58.7

  Operating margin:

  -before Operating Exceptional items                8.5%             9.4%
  -after Operating Exceptional Items                 6.1%             9.4%
--------------------------------------------------------------------------------


*before goodwill amortisation

--------------------------------------------------------------------------------
*    Lower OE business in Bathware
*    Input costs in Fittings
*    Mix benefit in Wheels and Axles
*    Residential offsets MH weakness in Doors & Windows
*    Recovering orders and margins in Material Handling
*    Negative underlying trend in Valves and Taps
--------------------------------------------------------------------------------

10


Sales and Operating Profit Bridge

--------------------------------------------------------------------------------
  GBPm                                             Sales      Operating Profit*
--------------------------------------------------------------------------------
  June 2002                                       1,713.2           142.3

  Movements:

  - Currency impact                                (125.7)          (14.9)
  - Acquisitions and disposals                      (27.1)           (2.5)
  - Operating exceptional items                         -            (0.8)

  - Business Groups - underlying change:
      - Industrial & Automotive                      54.6            13.1
      - Air Systems Components                      (12.0)           (7.3)
      - Engineered & Construction Products           (4.0)           (2.8)
  - Centre                                              -            (7.0)
--------------------------------------------------------------------------------
  June 2003                                       1,599.0           120.1
--------------------------------------------------------------------------------


* before goodwill amortisation

--------------------------------------------------------------------------------
*     Underlying net increase in sales and operating profits in Business Groups
*     GBP/$ exchange rate reduces operating profit by 10.5%
*     Centre costs lower in prior period -benefit from provision rehersal.
--------------------------------------------------------------------------------

11


Strategic Manufacturing Initiatives

Current year investment for Strategic Manufacturing Initiatives

----------------------------------------------------------------------------------------------------------------------------
                                                     Six months to June 2003            Best estimate for balance of year

----------------------------------------------------------------------------------------------------------------------------
  Business
                                           Operating             Cash Flow             Operating           Cash Flow
                                           exeptional     One off         Capital      exeptional    One off        Capital
                                              costs        costs        expenditure       costs       costs    expenditure
                                              GBPm         GBPm            GBPm          GBPm         GBPm           GBPm
----------------------------------------------------------------------------------------------------------------------------
  Projects in progress in 2002:
  - Industrial & Automotive                    2.1          6.1            17.3           3.0         11.0            5.0
  - Air Systems Components                     2.3          0.9               -             -          0.3              -
  - Engineered & Construction Products           -          0.4               -             -          0.2              -
                                               4.4          7.4            17.3           3.0         11.5            5.0
----------------------------------------------------------------------------------------------------------------------------
  Projects started in 2003:
  - Industrial & Automotive                    2.4            -               -          11.5          9.6              -
  - Air Systems Components                       -          3.0               -             -          0.8              -
 - Engineered & Construction Products          9.1          0.7               -           2.0          8.4              -
                                              11.5          3.7               -          13.5         18.8              -
  Total Group                                 15.9         11.1            17.3          16.5         30.3            5.0
----------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*    Major new cost in H1 due to E&CP
*    H2 mainly impacted by Elizabethtown and the Wiper Systems European project
--------------------------------------------------------------------------------

12



Strategic Manufacturing Initiatives

Estimated future investment for Strategic Manufacturing Initiatives in progress

--------------------------------------------------------------------------------
  Business                                           Best estimate for 2004
--------------------------------------------------------------------------------
                                            Operating           Cash Flow
                                           exceptional     One off     Capital
                                              costs         costs    expenditure
--------------------------------------------------------------------------------
                                              GBPm          GBPm         GBPm
--------------------------------------------------------------------------------

 Projects in progress in 2002:
--------------------------------------------------------------------------------
  - Industrial & Automotive                    2.6           5.8          8.9
--------------------------------------------------------------------------------
  - Air Systems Components                       -           1.6            -
--------------------------------------------------------------------------------
  - Engineered & Construction Products           -             -            -
--------------------------------------------------------------------------------
                                               2.6           7.4          8.9
  Projects started in 2003:
--------------------------------------------------------------------------------
  - Industrial & Automotive                    9.5          10.9            -
--------------------------------------------------------------------------------
  - Air Systems Components                       -           0.4            -
--------------------------------------------------------------------------------
  - Engineered & Construction Products         1.0             -            -

--------------------------------------------------------------------------------
                                              10.5          11.3            -
--------------------------------------------------------------------------------
  Total Group                                 13.1          18.7          8.9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


* Well on with programme

* Level of benefits in 2004 increased to - GBP50m

* - GBP40m of property released -GBP15m realised -further proceeds and profit on disposal.

* Relocation of Denver facility creates a further property profit opportunity 13
--------------------------------------------------------------------------------

(IMAGE)

13



Business disposals and exit from non-core businesses

Impact on sales and profits of business disposals and planned business exits

------------------------------------------------------------------------------------------------------
    GBPm                                                 June 2003             Approximate financial
                                                                             performance in a full
                                                                                      year
------------------------------------------------------------------------------------------------------
                                                 Sales       Operating        Sales        Operating
                                                           profit/(loss)                 profit/(loss)
------------------------------------------------------------------------------------------------------
  Disposals:
------------------------------------------------------------------------------------------------------
  Six months to June 2003:
  - Overseas Valves & taps (E&CP)                16.6           1.2           41.7           4.9
------------------------------------------------------------------------------------------------------
  Subsequent to June 2003:
  - Formed fibre (I&A)                           25.8           2.3           49.8           4.6
------------------------------------------------------------------------------------------------------
  Planned exit:
------------------------------------------------------------------------------------------------------
  - European automotive curved hose (I&A)        10.9          (2.4)          20.0          (5.0)
------------------------------------------------------------------------------------------------------
  - UK valves and taps (E&CP)                    31.2          (0.9)          63.4          (2.7)
------------------------------------------------------------------------------------------------------
  - Material handline (E&CP)                     49.3             -           97.9           1.3
------------------------------------------------------------------------------------------------------
                                                133.8           0.2          272.8           3.1
------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
* Exit from European curved hose business eliminates operating loss in due course.
* Impact of Cobra and Formed Fibre disposals in full year - GBP10m operating profit
* Overall disposals and exits will improve operating margin and ROIC of remaining group
--------------------------------------------------------------------------------
14



Cash Flow -Group

-------------------------------------------------------------------------------------------------------
  GBPm                                                                                        June 2003
-------------------------------------------------------------------------------------------------------
  Operating profit before operating exceptional items and goodwill amortisation                   136.0
  Depreciation and amortisation before operating exceptional items                                 60.3
  EBITDA                                                                                          196.3
  Cash effect of exceptional items (including working capital):
  -Strategic manufacturing initiatives                                                            (16.6)
  -Exceptional items -asset proceeds                                                                9.2
  Capital expenditure:
  -Strategic manufacturing initiatives                                                            (17.3)
  -Business operations (net)                                                                      (43.2)
  Working capital, excluding the effect of operating exceptional                                  (38.6)
  items                                                                                            60.3
  Other operating cash flows                                                                       (4.8)
-------------------------------------------------------------------------------------------------------
  Cash flow from operations after exceptional items                                                85.0
-------------------------------------------------------------------------------------------------------
  Tax, interest and dividends                                                                     (74.0)
-------------------------------------------------------------------------------------------------------
  Currency and other                                                                               (2.2)
-------------------------------------------------------------------------------------------------------
  Cash before acquisitions and disposals          Cash positive after finance and tax               8.8
-------------------------------------------------------------------------------------------------------
  Acquisitions and disposals                                                                     (136.8)
-------------------------------------------------------------------------------------------------------
  Movement in net funds                                                                          (128.0)
-------------------------------------------------------------------------------------------------------



15



Cash Flow -Business Groups

--------------------------------------------------------------------------------
  GBPm                                                               June 2003
--------------------------------------------------------------------------------
  Cash flow from operations before exceptional items:
  -Industrial & Automotive                                                76.8
  -Air Systems Components                                                 14.4
  -Engineered & Construction Products                                     22.4
--------------------------------------------------------------------------------
                                                                         113.6
--------------------------------------------------------------------------------
  Exceptional items:
  -Industrial & Automotive                                                (5.3)
  -Air Systems Components                                                 (3.9)
  -Engineered & Construction Products                                      1.8
--------------------------------------------------------------------------------
                                                                          (7.4)
--------------------------------------------------------------------------------
  Cash flow from operations after exceptional items:
  -Industrial & Automotive                                                71.5
  -Air Systems Components                                                 10.5
  -Engineered & Construction Products                                     24.2
--------------------------------------------------------------------------------
                                                                         106.2
--------------------------------------------------------------------------------
  -Centre                                                                (21.2)
--------------------------------------------------------------------------------
  Cash flow from operations after exceptional items                       85.0
--------------------------------------------------------------------------------



16


  Pensions

  Defined Benefit Schemes - deficit position
--------------------------------------------------------------------------------
  GBPm                                                           December 2002
--------------------------------------------------------------------------------
  FRS 17 pension deficit on funded defined benefit schemes              (194.8)
--------------------------------------------------------------------------------
  Deferred tax at assumed rate of 30%                                     58.4
--------------------------------------------------------------------------------
  Net of deferred tax deficit                                           (136.4)
--------------------------------------------------------------------------------



  Defined Benefit Schemes -pension charges and contributions

--------------------------------------------------------------------------------
  GBPm                                                 June 2003     June 2002

--------------------------------------------------------------------------------
  Pension charge                                             9.9           4.3
  Cash contributions                                         8.8           4.2
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
H2 defined benefit pension charges and cash contributions broadly similar to H1
--------------------------------------------------------------------------------

17


Benefits of Redemption of Preference Shares

*  Refinancing risk removed
*  Net financing costs reduced
*  Efficiency of balance sheet increased
*  Overall cost of capital reduced

18

--------------------------------------------------------------------------------
  Operating Review and Outlook                                        Jim Nicol
--------------------------------------------------------------------------------

19


Operating Review

*  Robust operating performance -despite difficult markets
*  Manufacturing excellence
   -Lean
   -SMI
*  Strategic initiatives
   -Powertrainupdate (Stackpole)
*  Technology and product innovation
*  Aftermarket
*  Global expansion

20


Market Performance

 Market                               Performance      Comments / Outlook
                                   Ytd 2003 vs 2002

  North American vehicle production    (3.2%)          Stronger than anticipated

  European vehicle production          (0.2%)          Stronger than anticipated

  Industrial production                (1.4%)          Increased 0.5% in July

  Residential construction             4.0%            Remains strong

  Non-residential construction         (8.0%)          Stabilizing ???

  Recreational vehicles                2.5%            Remains Strong

  Manufactured housing                 (27.0%)         No recovery



21


Manufacturing Excellence

Lean

*  Company wide initiative
*  100% participation -staged
*  Net savings 2003
   - Objective              GBP18m                  (IMAGE)
   -YTD savings             GBP11.2m
   -Revised objective       GBP20m
*  Benefits in year to date
   -Reduced inventory
   -Freed up floor space

--------------------------------------------------------------------------------
                           Positions Tomkins for 2004
--------------------------------------------------------------------------------

22


Manufacturing Excellence (cont'd)

Strategic Manufacturing Initiatives (SMIs)


  *  Consolidated 19 facilities -May 2000    *  Exit non core businesses

    - GBP110m one time restructuring costs       - Cobra

    - GBP90m capital expenditure                 - MillikenValve Company

    - Fixed cost elimination GBP50m (2004)       - Gates Formed-Fibre

    - Manpower reductions of 3,400               - European Automotive Hose

    - Released property valued at GBP40m

                                             *  Accelerating the programme

                                                - Production to lower cost areas

                                                   * Mexico, Poland, Asia


--------------------------------------------------------------------------------
                           Positions Tomkins for 2004
--------------------------------------------------------------------------------

23


(IMAGE)


24



Strategic Initiatives

Powertrain hard-parts strategy -Stackpole
                                                          (IMAGE)
*  Acquisition closed 18 June 2003               Planetary carrier systems

*  Excellent growth
   -Business doubles by 2008                              (IMAGE)
   -$1 billion of business in development   Powder metal transmission components

*  Market leadership
   -Proprietary technology                                (IMAGE)
   -New products                               Powder metal pump components
   -Leverage powertrain market

*  Outsourcing
                                                          (IMAGE)
*  Modules                                   Engine and transmission oil pumps


25



Technology and Product Innovation

Moulded Micro - V(R) Belt

*  Moulded ribs vs grinding
   -Higher material utilization
   -Lower manufacturing costs
   -Life of engine durability
   -Improved noise resistance
   -Improved rib profile
   -Improved packaging

*  Production programme launch
   -May 2004 - Europe
   -June 2004 - North America

26


Technology and Innovation

Validator electronic damper system

*  First digital integration of fire and smoke dampers
   -Smoke detector integration
   -Automatic smoke damper operation
   -Reduced installation costs                                    (IMAGE)
   -Reduced maintenance costs
   -Lower insurance costs

*  Moves Ruskin up the value chain
   -Complete system improves sales value by 300%

27


Technology and Innovation (cont'd)

Asymmetric tensioner

*  Asymmetric damping capability
   -Effectively controls severe engine dynamics
   -Improved noise vibration harshness
   -Potential elimination of alternator/decoupler                  (IMAGE)
   -Controlled friction damping -minimal belt wear

*  Production programme launch
   -June 2003 - Japanese OEM
   -Sept 2004 - North American OEM

28



Aftermarket

Expand Tomkins aftermarket presence

*  Geographic expansion
   -Double digit growth in Europe & Asia

*  New products / services
   -Expanded global tensioner programme                     (IMAGE)

*  Non Tomkins parts
   -$15.2m of new products
   -$100m objective

*  Tomkins parts --- Gates                                   (IMAGE)
   -European Teflon(R)blade -2003

*  Market leadership
   -ADI supplier of the year
   -Aftermarket Award of Excellence (European Institute of Transport Management) -NAPA "Club 95"


Timing Component Kit Water Pump

29



Global Expansion

Gates Unitta Asia expansion

*  Excellent growth performance
*  Thailand plant
   -AOE business launched

*  China
   -Dominant market share
   -Suzhou plant at capacity

*  Strategy
   -Invest GBP50m in new capacity
   -Suzhou-automotive focus
   -New plant

*  Industrial belts

*  Mixing capability

*  Operational -early 2005
   -Develop aftermarket business                                 (IMAGE)

30



Outlook

*  Strong platform established

*  Restructuring initiatives on non-performers accelerated

*  Early signs of improvements in some markets

*  2003 within current expectations

*  Positioned to perform when markets improve


31



--------------------------------------------------------------------------------
Second Quarter & Interim Results 2003                            28 August 2003
--------------------------------------------------------------------------------

Exhibit 12.

12 August 2003

Tomkins plc

Resolutions passed at the Extraordinary General Meeting and Separate Class Meeting held on 11 August 2003 (the "Resolutions")

Copies of the Resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. 020 7676 1000

Exhibit 13.


11 August 2003

Results of Extraordinary General Meeting and Separate Class Meeting

Tomkins plc (the "Company") announces that at the Extraordinary General Meeting of the Company held earlier today the resolutions to approve the early redemption of the Redeemable Preference Shares were passed.

In addition, the resolution proposed at the Separate Class Meeting of Redeemable Preference Shareholders was also passed.

As detailed in the announcement dated 1 July 2003, the early redemption of the Redeemable Preference Shares was also conditional on the court sanction of a reduction of capital in a wholly-owned subsidiary of the Company. This reduction of capital became effective on 24 July 2003.

Accordingly,  the  Redeemable  Preference  Shares  will be redeemed on 26 August
2003.

Enquiries to:

Tomkins plc
Stephen J Devany                                      Tel:  +44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head                                            Tel:  +44 (0) 20 7251 3801
Charlotte Hepburne-Scott

Exhibit 14
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945             283,898
HSBC Global Custody Nominee (UK) Ltd A/C 923363             238,144
HSBC Global Custody Nominee (UK) Ltd A/C 775245           3,484,951
HSBC Global Custody Nominee (UK) Ltd A/C 130007              30,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206          17,451,510
HSBC Global Custody Nominee (UK) Ltd A/C 866197             113,762
HSBC Global Custody Nominee (UK) Ltd A/C 904332              67,800
HSBC Global Custody Nominee (UK) Ltd A/C 754612             620,600
HSBC Global Custody Nominee (UK) Ltd A/C 360509             879,911
HSBC Global Custody Nominee (UK) Ltd A/C 924434              15,479

TOTAL                                                    23,186,055

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

205,000

8. Percentage of issued class

0.02651%

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

29 August 2003

11. Date company informed

2 September 2003

12. Total holding following this notification

23,186,055

13. Total percentage holding of issued class following this notification

2.99869%

The shareholder's interest has ceased to be notifiable as it has decreased to below 3%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

2 September 2003




                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  10 September 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary